UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

 (Amendment No. 3)*

Nayax Ltd.
(Name of Issuer)

Ordinary shares, par value NIS 0.001 per share
 (Title of Class of Securities)

M7S750159
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M7S750159	13G	Page 2 of 8 Pages
1	NAME OF REPORTING PERSONS Amir Nechmad
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel and Cyprus
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,835,347.6 (*)
	6	SHARED VOTING POWER --
	7	SOLE DISPOSITIVE POWER 7,835,347.6 (*)
	8	SHARED DISPOSITIVE POWER --
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,835,347.6 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.5% (*)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

CUSIP No. M7S750159	13G	Page 3 of 8 Pages
1	NAME OF REPORTING PERSONS Yair Nechmad
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 8,642,388.4 (*)
	6	SHARED VOTING POWER --
	7	SOLE DISPOSITIVE POWER 8,642,388.4 (*)
	8	SHARED DISPOSITIVE POWER --
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,642,388.4 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 23.7% (*)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

CUSIP No. M7S750159	13G	Page 4 of 8 Pages
1	NAME OF REPORTING PERSONS David Ben-Avi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 7,194,885.7 (*)
	6	SHARED VOTING POWER --
	7	SOLE DISPOSITIVE POWER 7,194,885.7 (*)
	8	SHARED DISPOSITIVE POWER --
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,194,885.7 (*)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.7% (*)
12	TYPE OF REPORTING PERSON (See instructions) IN

(*) The beneficial ownership of the securities reported herein is described in Item 4(a).

Item 1. (a)	Name of Issuer:

Nayax Ltd.

(b)	Address of Issuer’s Principal Executive Offices:

3 Arik Einstein Street, Bldg. B, 1st Floor, Herzeliya 4659071, Israel

Item 2. (a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  This statement is filed on behalf of:

Amir Nechmad;
Yair Nechmad; and
David Ben-Avi.

(b)	Address of Principal Business Office:

Amir Nechmad – 16 Aba Hilel St., Ramat-Gan, Israel

Yair Nechmad – 3 Nisan Cohen St., Tel-Aviv, Israel

David Ben-Avi – 30 Levona St., Ramat-Hasharon, Israel

(c)	Citizenship:

Amir Nechmad – Israel and Cyprus

Yair Nechmad – Israel

David Ben-Avi – Israel

(d)	Title of Class of Securities:

Ordinary shares, par value NIS 0.001 per share (the “Ordinary Shares”)

(e)	CUSIP Number:

M7S750159

Item 3.	Not applicable.

Item 4.	Ownership:

(a-c)

The ownership information presented below represents beneficial ownership of Ordinary Shares as of September 30, 2024.

Reporting Person	Amount beneficially owned		Percent of class:		Sole power to vote or to direct the vote:		Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:		Shared power to dispose or to direct the disposition of:
Amir Nechmad	7,835,347.6		21.5	%**	7,835,347.6		--	7,835,347.6		--
Yair Nechmad	8,642,388.4	*	23.7	%***	8,642,388.4	*	--	8,642,388.4	*	--
David Ben-Avi	7,194,885.7	*	19.7	%***	7,194,885.7	*	--	7,194,885.7	*	--

* Includes options (the “Options”) currently exercisable into 145,000 Ordinary Shares at an exercise price of NIS 105 each.
** Percentage is calculated based upon 36,465,593 Ordinary Shares outstanding as of September 30, 2024, as reported to the Reporting Persons by the Issuer.
*** Percentage is calculated based upon 36,465,593 Ordinary Shares outstanding as of September 30, 2024, as reported to the Reporting Persons by the Issuer, and assumes the exercise of the Options held by such Reporting Person, but Ordinary Shares underlying options, warrants and convertible securities held by other shareholders, including other Reporting Persons, are disregarded for purposes of this calculation.

Amir Nechmad is the record holder of 7,835,347.6 Ordinary Shares. Either Yair Nechmad or Yair Nechmad Ltd., a company wholly owned by Yair Nechmad, is the record holder of 8,497,388.4 Ordinary Shares. David Ben-Avi is the record holder of 7,049,885.7 Ordinary Shares.

The Reporting Persons have entered into a Shareholders Rights Agreement, dated March 9, 2021 (the “Shareholders’ Agreement”), pursuant to which the Reporting Persons have agreed to vote their Ordinary Shares in the manner prescribed by the Shareholders’ Agreement with regard to the election of certain directors of the Issuer and to reach a consensus on how to vote their Ordinary Shares at the general meeting of shareholders of the Issuer. Pursuant to the Shareholders’ Agreement, the Reporting Persons also have agreed to certain limitations on the sale or transfer of their Ordinary Shares. By virtue of the Shareholders’ Agreement, each Reporting Person may be deemed to beneficially own the Ordinary Shares of the other Reporting Persons; however, each Reporting Person disclaims beneficial ownership of the Ordinary Shares, including any Ordinary Shares underlying options, warrants and convertible securities, of any other Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8.	Identification and Classification of Members of the Group:

Not applicable.

Item 9.	Notice of Dissolution of Group:

Not applicable.

Item 10.	Certification:

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 5, 2024

Amir Nechmad

/s/ Amir Nechmad

Yair Nechmad

/s/ Yair Nechmad

David Ben-Avi

/s/ David Ben-Avi

LIST OF EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement (incorporated herein by reference to Exhibit 1 to Schedule 13G filed by the Reporting Persons on February 13, 2023)